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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. *)


                         VLSI Technology, Inc.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)
--------------------------------------------------------------------------

                                918270109
                              (CUSIP Number)

                    Christopher J. Rupright, Esq.
                      Shartsis Friese & Ginsburg
                    One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                              March 15, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                           SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 918270109                                    Page 2 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     West Highland Capital, Inc.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  3,200,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              3,200,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,200,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.8
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 918270109                                    Page 3 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     West Highland Capital, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,703,550
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,703,550
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,703,550
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 918270109                               Page 4 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lang H. Gerhard
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,703,550
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,703,550
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,703,550
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 918270109                                    Page 5 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     West Highland Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,287,300
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,287,300
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,287,300
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 918270109                                    Page 6 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Buttonwood Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  416,250
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              416,250
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     416,250
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 918270109                          Page 7 of 12 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of VLSI Technology, Inc. ("VLSI"). The principal executive office of VLSI is located at 1109 McKay Drive, San Jose, CA 95131.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

(a) Lang H. Gerhard ("Gerhard"); West Highland Capital, Inc., a California corporation ("WHC"); West Highland Capital, LLC, a California limited liability company ("LLC"); West Highland Partners, L.P., a California limited partnership ("WHP"); Buttonwood Partners, L.P., a California limited partnership ("BP").

(b) The business address of Gerhard, WHC, LLC, WHP and BP is 300 Drake's Landing Road, Suite 290, Greenbrae, California 94904.

(c) Gerhard is the sole director and occupies all the executive offices of WHC, which is an investment adviser. Gerhard is the sole manager of LLC. WHC, LLC and Gerhard are the general partners of WHP and BP, which are investment limited partnerships.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Gerhard is a citizen of the United States of America.

                               SCHEDULE 13D

CUSIP No. 918270109                          Page 8 of 12 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

WHC            Funds Under Management(1)     $63,708,519
WHP            Working Capital               $45,757,284
BP             Working Capital               $ 8,325,272


(1)  Includes funds invested by WHP and BP in Stock.


ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


          Aggregate
          Beneficially
          Owned               Voting Power        Dispositive Power
Name      Number    Percent   Sole      Shared    Sole      Shared

Gerhard   2,703,550 5.8       -0-       2,703,550 -0-       2,703,550
WHC       3,200,000 6.8       -0-       3,200,000 -0-       3,200,000
LLC       2,703,550 5.8       -0-       2,703,550 -0-       2,703,550
WHP       2,287,300 4.9       -0-       2,287,300 -0-       2,287,300
BP          416,250 0.9       -0-         416,250 -0-         416,250

                               SCHEDULE 13D

CUSIP No. 918270109                          Page 9 of 12 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since January 15, 1996:

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

WHC       P    1-18-96          8,000        12.7500   BEST
BP        P    1-18-96          6,500        12.7500   BEST
WHP       P    1-18-96         35,500        12.7500   BEST
WHC       S    1-23-96          5,600        14.3750   KALB
BP        S    1-23-96          4,550        14.3750   KALB
WHP       S    1-23-96         24,850        14.3750   KALB
WHC       P    1-23-96          5,600        14.3750   KALB
BP        P    1-23-96          4,550        14.3750   KALB
WHP       P    1-23-96         24,850        14.3750   KALB
WHC       P    2-01-96          8,800        14.000O   GSCO
BP        P    2-01-96          7,150        14.000O   GSCO
WHP       P    2-01-96         39,050        14.000O   GSCO
WHC       S    2-21-96         13,600        13.3603   MLCO
BP        S    2-21-96         11,050        13.3603   MLCO
WHP       S    2-21-96         60,350        13.3603   MLCO
WHC       S    2-23-96          2,400        12.5000   MLCO
BP        S    2-23-96          1,950        12.5000   MLCO
WHP       S    2-23-96         10,650        12.5000   MLCO
WHC       P    3-15-96         20,800        12.2840   INST
BP        P    3-15-96         16,900        12.2840   INST
WHP       P    3-15-96         92,300        12.2840   INST
WHC       P    3-18-96         21,600        13.1452   INST
BP        P    3-18-96         17,550        13.1452   INST
WHP       P    3-18-96         95,850        13.1452   INST
WHC       P    3-18-96          8,000        13.1875   FBCO
BP        P    3-18-96          6,500        13.1875   FBCO
WHP       P    3-18-96         35,500        13.1875   FBCO
WHC       P    3-19-96          8,000        13.1875   FBCO
BP        P    3-19-96          6,500        13.1875   FBCO
WHP       P    3-19-96         35,500        13.1875   FBCO
WHC       P    3-19-96         12,192        13.2841   INST
BP        P    3-19-96          9,906        13.2841   INST
WHP       P    3-19-96         54,102        13.2841   INST
WHC       P    3-20-96         13,600        12.8750   SAXP
BP        P    3-20-96         11,050        12.8750   SAXP
WHP       P    3-20-96         60,350        12.8750   SAXP
                    (Table continued on page 10)

                               SCHEDULE 13D

CUSIP No. 918270109                          Page 10 of 12 Pages

                    (Table continued from page 9)
WHC       P    3-20-96         24,000        12.7720   INST
BP        P    3-20-96         19,500        12.7720   INST
WHP       P    3-20-96        106,500        12.7720   INST
WHC       P    3-21-96          3,200        12.5591   INST
BP        P    3-21-96          2,600        12.5591   INST
WHP       P    3-21-96         14,200        12.5591   INST
WHC       P    3-22-96         24,640        12.3414   INST
BP        P    3-22-96         20,020        12.3414   INST
WHP       P    3-22-96        109,340        12.3414   INST
WHC       P    3-22-96         12,768        12.6250   SAXP
BP        P    3-22-96         10,374        12.6250   SAXP
WHP       P    3-22-96         56,658        12.6250   SAXP

     BEST - Bear, Stearns & Co., Inc.
     FBCO - First Boston Corporation
     GSCO - Goldman, Sachs & Co.
     INST - Instanet Corporation
     KALB - Kalb, Voorhis & Co.
     MLCO - Merrill Lynch, Pierce, Fenner & Smith Incorporated
     SAXP - Lehman Brothers Inc.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Gerhard, WHC and LLC are the general partners of WHP and BP pursuant to limited partnership agreements providing to Gerhard, WHC and LLC the authority, among other things, to invest the funds of WHP and BP in Stock, to vote and dispose of stock and to file this statement on behalf of WHP and BP. Pursuant to such limited partnership agreements, the general partners of WHP and BP are entitled to allocations based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, WHC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to WHC based on assets under management and realized and unrealized gains.

                               SCHEDULE 13D

CUSIP No. 918270109                          Page 11 of 12 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    March 26, 1996.



_____________________________________   WEST HIGHLAND PARTNERS, L.P.
Lang H. Gerhard


WEST HIGHLAND CAPITAL, INC.             By:  _____________________________
                                             Lang H. Gerhard,
                                             General Partner

By:  ________________________________
     Lang H. Gerhard, President         BUTTONWOOD PARTNERS, L.P.


WEST HIGHLAND CAPITAL, LLC
                                        By:  _____________________________
                                             Lang H. Gerhard,
                                             General Partner
By:  _________________________________
     Lang H. Gerhard, Manager

                               SCHEDULE 13D

CUSIP No. 918270109                          Page 12 of 12 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of VLSI Technology, Inc. For that purpose, the undersigned hereby constitute and appoint West Highland Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  March 26, 1996.


_____________________________________   WEST HIGHLAND PARTNERS, L.P.
Lang H. Gerhard


WEST HIGHLAND CAPITAL, INC.             By:  _____________________________
                                             Lang H. Gerhard,
                                             General Partner

By:  ________________________________
     Lang H. Gerhard, President         BUTTONWOOD PARTNERS, L.P.


WEST HIGHLAND CAPITAL, LLC
                                        By:  _____________________________
                                             Lang H. Gerhard,
                                             General Partner
By:  _________________________________
     Lang H. Gerhard, Manager

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